# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Los Altos Ventures Corp., CIK 0002075109
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 NE 5th Ave.,, Suite 401, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001455971

## Reporting persons
- Mark N. Tompkins: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (75% of the class)
  Comment: (1) Based on 10,000,000 shares of Common Stock of the Issuer issued and outstanding as of November 14, 2025.

## Item 1. Issuer
Name of issuer: Los Altos Ventures Corp.
Address of issuer's principal executive offices: 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432

## Item 2. Person Filing
Name of person filing: Mark N. Tompkins
Address of principal business office or, if none, residence:
Apt. 1, Via Guidino 23
6900 Lugano-Paradiso, Switzerland
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,500,000
Percent of class: 75%
Sole power to vote or to direct the vote: 7,500,000
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 7,500,000
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mark N. Tompkins: /s/ Mark N. Tompkins, Mark N. Tompkins (11/14/2025)